UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 16, 2023

Boxabl Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-3491853
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5345 E. N. Belt Road

Las Vegas, NV 89115

(Mailing Address of principal executive offices)

(702) 500-9000

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Series A, Series A-1, and Series A-2 Preferred Stock

Item 9.	Other Events

On February 16, 2023, Stan Leopard resigned from his position as a member of the Company’s Board of Directors (the “Board”) due to health reasons. At this time, Messrs. Paolo Tiramani and Galiano Tiramani, the current members of the Board, do not intend to appoint a new director to replace Mr. Leopard.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOXABL INC.

By:	/s/ Paolo Tiramani
Name:	Paolo Tiramani
Title:	Chief Executive Officer

Date:	February 21, 2023